July 17, 2006
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Room: 6125
Washington, D.C. 20549
ATTN: Michael Moran, Accounting Branch Chief

Re:	Retail Ventures, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed June 23, 2006
File No. 333-134225
Dear Mr. Moran:
     We have received your comments set forth in your letter dated July 14, 2006, in connection with the above-captioned Registration Statement (the “Registration Statement”).
     Our responses to your comments in this letter are numbered to correspond to the numbers contained in your July 14, 2006, letter. To reduce the likelihood of confusion, we have included each of your comments in italics with our response below each one. In addition, when possible, we have included the relevant passage from the Form 10-K and/or Registration Statement with our proposed changes. All deletions are in brackets, all additions are in all capital letters and any revised numbers in tables are bolded. We refer to Retail Ventures, Inc. as “RVI” or “the Company” and DSW Inc. as “DSW” in our responses.
We respectfully respond to the comments as follows:
Critical Accounting Policies
1.	We note your response to comment 1 in our letter dated July 7, 2006. It appears that the reduction in the workers’ compensation reserve would have had a significant impact on the consolidated statement of operations. Please revise your management’s discussion and analysis to quantify its effect on net income and highlight the one-time nature of the benefit.

United States Securities and Exchange Commission	July 17, 2006
Division of Corporation Finance	Page 2
Michael Moran, Accounting Branch Chief

RESPONSE

In future filings we will revise our management’s discussion and analysis to quantify the effect on net income and highlight the one-time nature of a significant charge or benefit. For example, the disclosure would read as follows:

Selling, General and Administrative Expenses. Selling, general and administrative (“SG&A”) expenses increased $34.5 million from $1.076 billion in fiscal 2004 to $1.111 billion in fiscal 2005. Total SG&A expense associated with new DSW and Filene’s Basement stores and new leased shoe departments not opened in the prior year, excluding pre-opening costs, were $22.3 million. Pre-opening costs decreased approximately $6.0 million for fiscal 2005 compared to fiscal 2004. DURING THE YEAR THE COMPANY RECORDED A ONE-TIME DECREASE IN WORKERS’ COMPENSATION EXPENSE OF $3.7 MILLION AS A RESULT OF THE COMPLETION OF A BUREAU OF WORKERS’ COMPENSATION AUDIT.

Net Loss. The fiscal 2005 net loss increased $94.0 million compared to fiscal 2004 and represents 3.9% versus 0.7% of net sales, respectively. A major contributing element in the 2005 net loss is the $74.3 million charge for the initial recording and subsequent change in fair value of warrants in the Value City Department Stores segment as discussed earlier. The remaining increase in the net loss is primarily due to the $7.0 million minority interest recorded in fiscal 2005 and the write off of $4.0 million of deferred tax assets and additional $14.4 million of valuation allowance recorded for state net operating loss carry forwards discussed above. THE LOSS WAS PARTIALLY OFFSET BY A ONE- TIME DECREASE IN WORKERS’ COMPENSATION EXPENSE OF $3.7 MILLION, NET OF TAX AS A RESULT OF THE COMPLETION OF A BUREAU OF WORKERS’ COMPENSATION AUDIT.
Item 15. Exhibits, Financial Statement Schedules, page 60
Consolidated Balance Sheets, page F-3
2.	Please tell us why a block sale discount assumption is utilized in the application of the Black-Scholes Pricing Model when estimating the fair value for the conversion warrants. Specifically tell us why the use of the assumption is appropriate under generally accepted accounting principles and how you determined a discount of $4.13 per warrant to be reasonable. Tell us, in both quantitative and qualitative terms, the impact that excluding the discount has on your estimates of fair value, your financial condition and results of operations for the periods presented.

RESPONSE

We used a block discount (also considered a liquidity discount) in estimating the fair value of the Term Loan Warrants and Conversion Warrants (collectively the “Warrants”) calculated under a Black-Scholes pricing model in order to reflect the effects, on the fair value of the Warrants, of a variety of factors related to liquidity of the Warrants, transferability and other contractual features. The Warrants are complex derivatives that have alternative underlying securities (common shares of RVI or common

United States Securities and Exchange Commission	July 17, 2006
Division of Corporation Finance	Page 3
Michael Moran, Accounting Branch Chief

shares of DSW) and more than one possibility of outcomes that would affect their exercise and/or sale to a third party. In order to determine the best estimate of fair value of the Warrants in a current transaction with a willing buyer, other than a forced liquidation sale, as required by GAAP we believe it is necessary to consider all features and possible outcomes in the application of the pricing model.

We reviewed accounting literature in determining how to estimate the fair value of these complex derivatives and found that the guidance related to block discounts is specifically related to securities that are traded in a market. For example, SFAS 133 paragraph 534(j) provides “If a quoted market price is available, the fair value is the product of the number of trading units times that market price”. Further, “If a quoted market price is not available, the estimate of fair value should be based on the best information available in the circumstances”. FAS Concept Statement 7 paragraph 54 states “the well-known Black-Scholes option pricing model uses the elements of a fair value measurement described in paragraph 23 as appropriate in estimating the fair value of an option. To the extent that a pricing model includes each of the elements of fair value, its use is consistent with this Statement.” FAS Concept Statement 7 paragraph 23(e) recognizes that there are “Other, sometimes unidentifiable, factors including illiquidity and market imperfections” in computing a present value measurement.

We considered this guidance and determined that because the Warrants are “restricted securities” for purposes of federal and state securities laws and because the Warrants are not publicly-traded and no market otherwise exists for the Warrants nor for these types of instruments generally, the best estimate of fair value should be determined through the use of a pricing model and that it is appropriate to consider all factors that affect a current transaction between a willing buyer and willing seller of the Warrants. In developing the block discount of $4.13 applied, we consulted with a third party investment firm and considered primarily the possible outcomes, liquidity, the trading volume of the underlyings relative to the number of Warrants, the volatility of the underlyings and related factors. Specifically, we note that while the Warrants represent the right of the holder to purchase a large number of shares, such exercise would not give the holder the ability to acquire either significant influence or control over the issuers’ shares. One of the holders of the Warrants is RVI’s controlling shareholder and parent, which already possesses, as a result of its share ownership of RVI, the ability to exert significant influence and control over both issuers. In addition, other holders of the Warrants are subject to contractual restrictions contained in the Warrants which prevent them from acquiring significant influence or control over the issuers through the exercise of the Warrants.

If we were required to exclude the block discount from the fair value determination, we believe it would be appropriate to break down the factors used in the estimate and only exclude that portion specifically related to the trading volume factors. However, the maximum impact of excluding the discount on the estimated fair value of the Warrants would result in an increase in the Warrant liability at January 28, 2006 from $91.7 million to $170.4 million. An additional non-cash charge of $69.9 million would be recorded to the consolidated statement of operations during fiscal 2005 and additional contributed capital would be recorded for $8.8 million, representing the additional value of the Term Loan Warrants at the time they were modified. The additional non-cash charge would increase the basic and diluted loss per share for the year ended January 28, 2006 from $2.94 to $4.75. As indicated above, the Company consulted with a third party investment firm in making its determination of the

United States Securities and Exchange Commission	July 17, 2006
Division of Corporation Finance	Page 4
Michael Moran, Accounting Branch Chief

fair value of the Warrants. Based on that consultation, and other considerations described above, we believe that the value of the Warrants calculated without the discount, would not represent a reasonable estimate of what the Warrants would be sold for between two willing parties.
We also point out that the Financial Accounting Standards Board is nearing completion of its standard on fair value measurements. The expected Standard is anticipated to include a general prohibition on the application of block discounts in measuring fair value that does not apply only to traded instruments. During the Board’s deliberations the Board discussed the transition for those entities that have previously included block discounts in measuring fair value of financial instruments and decided in a public Board meeting to provide for a cumulative effect adjustment upon adoption of the Standard. The minutes for FASB board meetings about this Standard and its transition are posted on the FASB website. Consequently, we believe that the FASB has concluded that the practice of applying block discounts in estimating fair value of instruments, such as the Warrants, is acceptable under the current literature. We expect to adopt the new Standard soon after its issuance, which will have the effect of increasing the value of the Warrants as described by recording a cumulative effect adjustment, assuming it is issued with the aforementioned guidance.
If you have any questions regarding any of the foregoing, please contact the undersigned at (614) 478-2300.
Thank you for your assistance with this matter.
Very truly yours,
/s/ James A. McGrady
James A. McGrady, Executive Vice President, Chief
    Financial Officer, Treasurer and Secretary

cc:	Julia Davis Robert M. Chilstrom, Esq.